BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008



                                   February 14, 1996





Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Union Texas Petro Holdings  Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer
Enclosures



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

               Union Texas Petro Holdings Inc.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $0.05 par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          90864010
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))

CUSIP No.  90864010                     Page 1 of 7 Pages



1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiaries Bankers Trust
International PLC and BT Variable. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust Company and BT Variable are New York corporations. Bankers Trust
International is a London corporation.

NUMBER OF     5. SOLE VOTING POWER

SHARES
Bankers Trust New York Corporation           684,749 shares
Bankers Trust Company                      2,194,714 shares
Bankers Trust International PLC            1,515,928 shares
BT Variable, Inc                                  0  shares
                         TOTAL SHARES      4,395,391 shares
BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY
Bankers Trust New York Corporation                0 shares
Bankers Trust Company                             0 shares
Bankers Trust International PLC                   0 shares
BT Variable, Inc.                            50,000 shares
               TOTAL SHARES                  50,000





CUSIP No.  90864010                     Page 2 of 7 Pages


EACH         7. SOLE DISPOSITIVE POWER

REPORTING
Bankers Trust New York Corporation           684,749shares
Bankers Trust Company                      2,194,714shares
Bankers Trust International PLC            1,515,928shares
BT Variable, Inc.                             50,000shares
               TOTAL SHARES                4,445,391


PERSON        8. SHARED DISPOSITIVE POWER

  WITH
Bankers Trust New York Corporation                0 shares
Bankers Trust Company                             0 shares
Bankers Trust International PLC                   0 shares
BT Variable, Inc.                                 0 shares
               TOTAL SHARES                       0


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

Bankers Trust New York Corporation           684,749shares
Bankers Trust Company                      2,194,714shares
Bankers Trust International PLC            1,515,928shares
BT Variable, Inc.                             50,000shares
               TOTAL SHARES                4,445,391

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust New York Corporation       .8%
          Bankers Trust Company                   2.5%
          Bankers Trust International PLC         1.7%
          BT Variable, Inc.                        .1%
               TOTAL                              5.1%

12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company & Bankers Trust International- BK
     BT Variable, Inc. - IC
     CUSIP No.  90864010                Page 3 of 7 Pages



Item 1(a)      NAME OF ISSUER:

               Union Texas Petro Holdings Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

                     1330 Post Oak Blvd.
                   Houston, TX 77252-2120

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiaries Bankers Trust International, PLC., and BT Variable, Inc.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
          Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Variable, Inc. are incorporated in the State of New York with its principal business office located in New York. Bankers Trust
          International, PLC, is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($0.05 par value) of Union Texas
          Petro Holdings Inc.

Item 2(e)    CUSIP NUMBER:

          90864010

CUSIP No. 90864010                      Page 4 of 7 Pages


Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company and Bankers Trust
          International, PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

     (c)  [X] Insurance Company as defined in Section 3(a)
          (19) of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

Bankers Trust New York Corporation           684,749shares
Bankers Trust Company                      2,194,714shares
Bankers Trust International PLC            1,515,928shares
BT Variable, Inc.                             50,000shares
          TOTAL SHARES                     4,445,391

 (b) PERCENT OF CLASS:

          Bankers Trust New York Corporation       .8%
          Bankers Trust Company                   2.5%
          Bankers Trust International PLC         1.7%
          BT Variable, Inc.                        .1%
               TOTAL                              5.1%

(c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
Bankers Trust New York Corporation           684,749shares
Bankers Trust Company                      2,194,714shares
Bankers Trust International PLC            1,515,928shares
BT Variable, Inc.                                 0 shares
TOTAL SHARES                              4,395,391

CUSIP No.90864010                       Page 5 of 7 Pages

          (ii)  shared power to vote or to direct the
                 vote -
Bankers Trust New York Corporation                0 shares
Bankers Trust Company                             0 shares
Bankers Trust International PLC                   0 shares
BT Variable Inc.                             50,000 shares
               TOTAL SHARES                  50,000


          (iii)  sole power to dispose or to direct the
                  disposition of -

Bankers Trust New York Corporation           684,749shares
Bankers Trust Company                      2,194,714shares
Bankers Trust International PLC            1,515,928shares
BT Variable, Inc.                             50,000shares
               TOTAL SHARES                4,445,391


           (iv)  shared power to dispose or to direct
                   the disposition of -

Bankers Trust New York Corporation                0 shares
Bankers Trust Company                             0 shares
Bankers Trust International PLC                   0 shares
BT Variable Inc.                                  0 shares
     TOTAL SHARES                                 0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

     The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
          See Item 3 above.

CUSIP No.90864010                       Page 6 of 7 Pages


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable







































CUSIP No. 90864010                      Page 7 of 7 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

     Bankers Trust Company, as investment advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

     Bankers Trust International PLC

     /s/ Claire Backhouse
     Claire Bakhouse
     Secretary

     BT Variable, Inc.

     /s/ James T. Byrne, Jr.
     James T. Byrne, Jr.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                     Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.